UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on pieces of news in the media

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Rio de Janeiro, April 17, 2023 - Petróleo Brasileiro S.A. – Petrobras, regarding the pieces of news published in the media, clarifies that as part of its BioRefining Program it is conducting new project studies to expand the production of Diesel R, Petrobras fuel produced by co-processing mineral diesel with vegetable oil, which contains a portion of green diesel (HVO), which may vary from 5% (R5 Diesel) to 10% (R10 Diesel).

Adjustments are being studied for the co-processing of R Diesel fuel at the REGAP (Gabriel Passos Refinery) and RNEST (Abreu e Lima Refinery) refineries. New plants dedicated to the production of R100 Diesel will also be assessed, with 100% sustainable raw material, at RNEST and at the Gaslub Pole, which may have the scope expanded to produce second-generation petrochemical products.

The Strategic Plan 2023-27 already includes investments of US$ 4.4 billion in projects focused on the energy transition towards low carbon initiatives, of which US$ 600 million in the BioRefining Program, aimed at developing more modern and sustainable fuels at the RPBC (Presidente Bernardes Refinery), REPAR (Presidente Getúlio Vargas Refinery), REDUC (Duque de Caxias Refinery) and REPLAN (Paulínia Refinery) refineries.

The new studies are in line with the proposals to be considered in the Company's Strategic Planning, as communicated on 03/31/2023, in the sense of emphasizing the adequacy and improvement of the current refining park through gains in efficiency and the conjugation of raw materials from a renewable matrix in the development of resilient industrial processes and sustainable products.

It is important to note that these studies are preliminary and will still be submitted to the Company's governance bodies.

Relevant facts will be communicated to the market in due course.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer